UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF

REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13

AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers

333-223907

333-180922-01

ABB FINANCE (USA) INC.

(Exact name of registrant as specified in its charter)

305 Gregson Drive,

Cary, North Carolina 27511

(901) 252-5843

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.8% Notes due 2028

4.375% Notes due 2042

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(d)	☐

Approximate number of holders of record as of the certification or notice date:

3.8% Notes due 2028: 31

4.375% Notes due 2042: 28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 10, 2024

ABB FINANCE (USA) INC.

	By:	/s/ Bridget Smith
		Name:	Bridget Smith
		Title:	Director

	By:	/s/ Michael Gray
		Name:	Michael Gray
		Title:	Director